                                                                    EXHIBIT 99.2

                                                           [English Translation]

                                                               December 30, 2002


         HANARO AGREES TO ACQUIRE A 72% STAKE IN KOREA THRUNET CO., LTD.

SEOUL, SOUTH KOREA - December 30, 2002 - Hanaro Telecom, Inc. (KOSDAQ: 33630) (NASDAQ: HANA) ("Hanaro" or "the Company"), Korea's second largest broadband Internet access and local call service provider, today announced that it agreed to acquire a majority stake in Korea Thrunet Co., Ltd. ("Thrunet"), the third largest broadband Internet access provider in Korea.

As of November 2002, Hanaro secured approximately 2.89 million subscribers, accounting for 28.1% of the country's total broadband market. The Company's acquisition of the third largest company in the market, which has approximately
1.3 million subscribers, is expected to reshape the domestic fixed-line market to a two-horse play between Hanaro and KT (see the subscriber table below).

Hanaro signed share acquisition agreements with TriGem Computer, Inc. ("Trigem"), the largest shareholder of Thrunet and eight other companies affiliated with Trigem, after Hanaro's board of directors approved the proposed acquisition at a board meeting at 7:30AM this morning.

HANARO AGREED TO PURCHASE A 71.95% STAKE IN THRUNET FOR A PURCHASE PRICE OF APPROXIMATELY KRW 125.9 BILLION.

Hanaro agreed to acquire from Trigem and eight affiliated companies a total of 55,864,431 shares, which accounts for 71.95% of Thrunet's total 77,635,260 outstanding shares, for a total purchase price of approximately KRW 125.9 billion, representing a per share price of KRW 2,253 (the per share price before Thrunet's reverse stock split dated December 27, 2002 was KRW 751).

Of the 71.95%, the Company plans to acquire 31.75% (24,653,333 shares) by January 3, 2003 and the remaining 40.2% (31,211,098 shares) by February 7, 2003.

The transaction would be done by exchanging Thrunet shares for convertible bonds ("CB") to be issued by Hanaro. One share of Hanaro will equal to 1.43 Thrunet shares.

The total amount of the CB issue is KRW 194.9 billion with a per share face value of KRW 5,000. Of the total zero coupon CBs, 78% (KRW151.9 billion) will mature in 5 years and the remaining 22% (KRW43bilion) has a maturity of one year and 6 months.

In relation to the share acquisition, Hanaro plans to conduct a due diligence on Thrunet for one month from January 1, 2003, which may lead to an adjustment of the purchase price.

Hanaro believes that the total amount of the material synergistic effects the acquisition would bring up until 2007, will be approximately KRW 622.0 billion. This synergy may result from collaboration between the two companies in the broadband access market, and other factors such as the maximization of network, strengthened brand recognition, increases in market share and revenues, prevention of duplicate investment, marketing cost reduction, and CAPEX reduction.

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"Amid severe competition with KT, Hanaro has reviewed the acquisition of
Thrunet's major stake since November of this year in order to gain a stronger foothold in the broadband access market, while confirming our position as the number 2 player. Concerning the synergistic effects, we have worked with an outside consulting firm for a careful analysis," Mr. Yun Sik Shin, Chairman of Hanaro, commented.

"Especially given that Hanaro's subscriber base totaled approximately 2.89 million (28.1% market share) while Thrunet's subscriber base totaled 1.3 million (12.7% market share), an addition of 170,000 subscribers of Dreamline of which Hanaro owns approximately 32%, may increase the Company's market share to approximately 42.5%, thereby enabling Hanaro to compete shoulder to shoulder with KT."

HANARO'S BOARD OF DIRECTORS APPROVED A FOREIGN CAPITAL INVESTMENT TOTALING USD
1.35 BILLION.

Hanaro also obtained approval from its board of directors for foreign capital investment in Hanaro necessary for a long-term improvement of its financial condition and future projects as well as for the necessary CAPEX.

In close cooperation with AIG, Newbridge and other foreign investors, the Company has been pursuing a foreign capital investment on the condition that it acquires a majority stake in Thrunet. Of the total USD 1.35 billion, USD 700 million will be raised through a syndicated loan and USD650 million through a private placement in the form of a new rights issue.

The syndicated loan amounting to USD 700 million with a 5-year maturity will be led by JP Morgan and UBS Warburg. Specific terms and conditions including interest rate and payment method will be determined through negotiations with the investors at the earliest possible time.

Furthermore, the new rights issue (195 million common shares) through a private placement will total KRW 780 billion with a per share face value of KRW 4,000.

The foreign capital of USD1.35 billion, if successfully induced, is expected to help the Company decrease its debt ratio of 160% as of September 2002 to 100%, thereby improving Hanaro's financial condition, securing necessary funds for future projects for at least 5 years.

[ATTACHMENT]

o      OVERVIEW OF HANARO AND THRUNET

HANARO

   o        Paid-in-Capital: KRW1.3966 trillion (as of December 2002)

   o        Total number of shares issued: 270 million shares

   o        Total number of employees: 1,500

   o        Major shareholders

      - LG Group: Dacom (7.07%), LGEI (4%), LG Telecom (1.93%), LG Fire & Insurance (2.87%)

      -        Samsung Group: 8.5%

      -        SK Group: 5.5%

      -        Foreigners: 4.5%

      -        Employees: 1.1%

      -        Public: 64.5%

   o        Revenues for year 2001: KRW825.4 billion

THRUNET

   o        Paid-in-Capital: KRW194.1 billion (as of December 2002)

   o Total number of shares issued: 77,635,260 million shares (after capital decrease)

   o        Total number of employees: 319

   o        Major shareholders

      -        TriGem Computer, Inc. Computer: 55.7%

      -        SB: 16.2%

      -        Others: 28.1%

   o        Revenues for year 2001: KRW476.8 billion

o      BROADBAND SUBSCRIBERS BY OPERATOR

                                                          (Unit: subscriber, %)

                                              Number of Subscribers                  Market Share
                                              ---------------------                  ------------
                 Total                                10,268,264                         100
                  KT                                   4,796,191                         46.7
                Hanaro                                 2,887,883                         28.1
                Thrunet                                1,301,058                         12.7
                 Onse                                    429,547                          4.2
               Dreamline                                 172,692                          1.7
                 Dacom                                   147,027                          1.4
     Value-added service operators                       346,311                          3.4
      Specific service operators                         187,555                          1.8


This release contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.